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                 May 21, 2020

       Michael J. Wortley
       Executive Vice President and Chief Financial Officer
       Cheniere Energy Partners, L.P.
       700 Milam Street, Suite 1900
       Houston, TX 77002

                                                        Re: Cheniere Energy
Partners, L.P.
                                                            Registration
Statement on Form S-4
                                                            Filed May 14, 2020
                                                            File No. 333-238272

       Dear Mr. Wortley:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Anuja A. Majmudar, Attorney-Advisor, at 202-551-3844 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Energy & Transportation
       cc:                                              George Vlahakos